Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 6:   Activities of Service Providers

    b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

        <mark>Yes</mark>☐   No☐

        If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

POSIT is hosted in the Equinix NY5 Data Center in Secaucus, N.J. Cross-connections to POSIT in NY5 are available by request to Subscribers accessing POSIT directly. The Data Centers provides services that include, building security; air conditioning; access to electricity and telecommunication services; and cages for computer equipment. The Firm owns and maintains its own computer hardware and network devices within the data center. Please see Part III, Item 6 for more detail.

For details on trade reporting to TRFs see Part III, item 21.

Part III: Manner of Operations

Item 6:   Connectivity and Co-location

    a.   Does the NMS Stock ATS offer co-location and related services (*e.g.*, cabinets and equipment, cross-connects)?

        <mark>Yes</mark>☐   No☐

        If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (*e.g.*, fiber, copper) options offered.

POSIT is hosted in Equinix NY5 Data Center in Secaucus, NJ. All VAL network and system equipment is kept in VAL's cage, which is owned and operated by VAL. VAL does not permit Subscribers to co-locate within VAL's cage.

VAL offers cross connects in the Equinix NY5 Data centers to all Direct Subscribers who wish to connect directly to POSIT via cross connect. Clients can also leverage extranet connectivity providers in order to connect to POSIT. Connectivity via Internet is also available. Connecting via

Internet/Extranet vs directly via cross connect could affect the speed of client orders in reaching POSIT. Direct Subscribers connecting to POSIT via direct cross connection would reach the POSIT matching system faster than a Direct Subscribers connecting via an Internet/Extranet connection.   Direct connectivity to POSIT via cross connections are available by request, which are made to Equinix in NY5 or Cyxtera in NJ2. VAL will provide the required Letter-of-Authorization. Equinix may charge a fee for the cross connect. VAL supports 1 Gigabit (multi-mode fiber/single-mode fiber) and 10 Gigabit (single-mode fiber) connections. Direct Subscriber cross-connects terminate on VAL owned and managed network switches. All of the equipment in the cabinets hosting POSIT infrastructure is solely owned and managed by VAL.